UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
MERCHANTS GROUP, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
588539-10-6
(CUSIP Number)
Bryant H. Prentice, III
Merchants Mutual Insurance Company
250 Main Street, Buffalo, New York 14202
(716) 849-3380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 31, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
This Document contains 3 Pages.

CUSIP No. 588539-10-6	SCHEDULE 13D	Page 2 of 3

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) MERCHANTS MUTUAL INSURANCE COMPANY(16-0550140)

2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	Not Applicable.

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

	New York

	7	Sole Voting Power

Number Of		255,000

Shares	8	Shared Voting Power
Beneficially
Owned By		0

Each	9	Sole Dispositive Power
Reporting
Person		255,000

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned By Each Reporting Person

	255,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑

13	Percent of Class Represented by Amount in Row (11)

	11.9%

14	Type of Reporting Person

	IC

CUSIP No. 588539-10-6	SCHEDULE 13D	Page 3 of 3
     This Amendment No. 4 amends certain information contained in the Schedule 13D filed by Merchants Mutual Insurance Company (“Mutual”) with respect to its ownership interest in Merchants Group, Inc. (the “Issuer”) dated March 31, 1998, as amended by Amendment No. 1 dated June 16, 1998, Amendment No. 2 dated August 17, 1998, and Amendment No. 3 dated March 20, 2006 (collectively, the “Schedule 13D”).
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 is hereby amended as follows:
     Mutual has agreed to extend the time that its offer to negotiate an all cash acquisition of the Issuer will remain open until the close of business on April 21, 2006, rather than April 4, 2006, as originally contemplated in Mutual’s letter to the Issuer dated March 20, 2006.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2006

MERCHANTS MUTUAL INSURANCE COMPANY

By:	/s/ Bryant H. Prentice, III

Bryant H. Prentice, III Chairman of the Board of Directors